Filed by Central Pacific Financial Corp.

Pursuant to Rule 425 of the Securities Act

of 1933, as amended, and deemed filed

pursuant to Rule 14a-12

under the Securities Exchange Act of

1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 333-104783

The following is a joint investor presentation by Central Pacific Financial Corp. and CB Bancshares, Inc., and posted on Central Pacific Financial Corp.'s website at www.centralpacificbank.com on April 23, 2004.

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24

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Merger of

[Logo]                  [Logo]

Creating A Stronger
Hawaii Bank

April 23, 2004

FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’splans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) any necessary approvals for the merger may not be obtained on the proposed terms; (6) the failure ofCPF’sand CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found inCPF’sand CBBI’sreports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction.  The registration statement is not final and will be further amended.  The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto.  Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov).  Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s2004 Annual Meeting of Shareholders.  Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI’s2004 Annual Meeting of Shareholders.  Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Transaction Summary

Aggregate Consideration per CBBI Share	2.6752 shares of CPF Stock + $20.00
in cash –shareholders can elect
cash or stock (subject to proration)

Offer Price(1)	$91.83 per CBBI share

Premium Over Closing Price (04/22/04)(2)	26%

Implied Transaction Value	$420 million

Pro Forma Ownership	59% CPF; 41% CBBI

Anticipated Closing	Q3-2004

Shareholder Votes Required	CPF and CBBI

Due Diligence	Completed

(1)  Based on CPF stock price of $26.85 on 04/22/04.

(2)  Based on CBBI stock price of $73.13 on 04/22/04.

Overview of Central Pacific

•              $2.28 billion asset institution headquartered in Honolulu

•               24 full service offices serving 4 counties in Honolulu, Hawaii, Maui and Kauai

•               $1.81 billion in deposits

•               $1.46 billion in loans(1)

•               38.5% CRE

•               20.9% 1—4 family

•               19.5% commercial

(1) Excludes loans held for sale.

Overview of CB Bancshares

•               $1.87 billion asset institution headquartered in Honolulu

•               21 full service offices serving 4 counties in Honolulu, Maui, Hawaii and Kauai

•               $1.31 billion in deposits

•               $1.35 billion in loans

•               34.5% 1—4 family

•               29.2% consumer CRE

•               15.8% commercial

(1) Excludes loans held for sale.

Good For Hawaii,

Local Community & Customers

•               Creates a stronger bank for Hawaii

•               $2.8B in loans(1); $3.1B in deposits(1); $4.2B in assets(1)

•               14% deposit market share in Hawaii(2)

•               Customers in the local community benefit

•               Expanded “fiercely loyal” personalized service

•               Added convenience:  Larger branch & ATM network

•               Broader menu of products and services

•               Larger lending capacity

(1)  Source:  CPF and CBBI financials as of 03/31/04.

(2)  Source:  SNL Securities.

Shareholders of Both Banks Win

•               Significant value creation

•               Accretive to EPS in first full year

•               Consolidation, scale and efficiency result in fully phased-
                in anticipated annual cost saves of $19.5 million

•               Large, well capitalized balance sheet of over $4 billion

•               Substantial capital generation over time

•               CBBI shareholders receive 25.6%(1) premium

•               Increased investor visibility & trading liquidity

•               Over $700 million pro forma market cap(2)

•               NYSE listing

(1)  Based on CBBI stock price of $73.13 as of 04/22/04.

(2)  Based on CPF share price of $26.85 as of 04/22/04.

CPF-CBBI:  Significantly Builds

Deposit Market Share in Hawaii

[Chart]

Source:  SNL Securities data as of 04/22/04.

It’s a Logical Fit—and
Easy to Integrate

•               Similar roots and culture

•               Common roots, post-WWII founding

•               Local values

•               Focused on personalized service

•               Same market

•               Small and mid-sized businesses, retail customers

•               Overlapping geography

•               Common Fiserv based technology platform

CPF-CBBI:  A Great Fit

	CPF	CBBI
Founded in	1954	1959

Operations	24 branches on 4 islands	21 branches on 4 islands

Deposit Rank	#4	#5

Common Heritage	Founded to serve the Japanese-American Community in Hawaii

Market Focus	Become local bank of choice in Hawaii

Substantial Overlap in Branch Locations

[MAP]

Experienced Management Team

•	Clint Arnoldus	CEO
•	Neal Kanda	President & COO
•	Dean Hirata	EVP, CFO
•	Blenn Fujimoto	EVP, Hawaii Market
•	Alwyn Chikamoto	EVP, National Market
•	Doug Weld	EVP, CCO
•	Ron Migita	Non-Executive Chairman

Strategic Growth Plan

•               Goal—capture market share

•               “Best Bank for Hawaii”

•               Focus on growth market segments

•               Small business

•               Commercial real estate

•               Expand core competencies

•               Trust services

•               Private banking

•               Asset management

CPF-CBBI: Strong Balance Sheet

			($in millions)

	CPF	CBBI	Pro Forma(1)

Loans	$1,459	$1,350	$2,809
Assets	2,284	1,874	4,158
Deposits	1,805	1,309	3,114
Shareholders’ Equity	204	178	509

Source:  SNL.

Note:  As of  03/31/04.

CPF-CBBI: Strong Balance Sheet

	3/31/04		06/30/04
	CPF	CBBI	Pro Forma

Tangible Equity/Tangible Assets	8.92%	9.50%	5.53%
Leverage Ratio(1)	11.41	9.33	7.41
Tier 1 Risk-Based Ratio	15.85	12.26	9.40
Total Risk-Based Capital Ratio	16.85	13.19	10.63

NPAs/Loans + OREO	0.25%	0.35%	0.29%
Reserves/Loans	1.70	2.16	1.92

Source:  SNL.

Note: Pro Forma assumes asset growth of 5% annually for CPF and 3% annually for CBBI.  Risk weighted assets forecasted to remain a constant percentage of total assets.

Note: There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

(1) Defined as Tier 1 Capital divided by Average Tangible Assets.

Transaction Assumptions

•               Earnings for CPF

•               $2.19 per share in 2004, $2.35 per share in 2005, $2.51 per share in 2006

•               Earnings for CBBI(1)

•               $6.40 per share in 2004, $6.78 per share in 2005, $7.19 per share in 2006

•               $19.5 million of cost saves

•               17% of combined operating expenses

•               67% in 2005, 100% in 2006

•               Core-deposit intangible estimated at $24 million, amortized over 10 years

•               $50 million net after-tax restructuring charge

(1)     Prepared by CPF management.

Synergies

	CBBI Non-
	Interest	Cost Savings
	Expense
	2004E	2005E	2006E
Compensation and Benefits	$31,000	$6,490	$9,735
% of Compensation and Benefits		21%	35%
Net Occupancy	6,800	1,858	2,787
% of Net Occupancy		27%	41%
Other Expenses	22,500	4,604	6,906
% of Other Expenses		20%	31%

Total Non-Interest Expense	60,300	12,952	19,428
% of Total Non-Interest Expense		21%	32%

Pro Forma EPS Impact of

Proposed Transaction

	Projected for Fiscal Year
Earnings Projections	2005	2006
CPF Stand-Alone GAAP EPS(1)	$2.35	$2.51
Pro Forma GAAP EPS(2)	$2.57	$2.87
Accretion to CPF ($)	$0.22	$0.36
Accretion to CPF (%)	9%	14%
Pro Forma Cash EPS(2)	$2.62	$2.92
Accretion to CPF ($)	$0.27	$0.41
Accretion to CPF (%)	11%	16%

Note: Neither CBBI nor any analyst has published any information for 2004, 2005 and 2006.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Note:  Assumes cost saves of $13 million in 2005 and $19.5 million in 2006.

(1) Source:  CPF projections.

(2) Assumed EPS projections for CBBI of $6.40 in 2004, $6.78 in 2005 and $7.19 in 2006 provided by CPF management.

Appendix

Pro Forma Earnings Impact

		($in millions)

	Projected for Fiscal Year
Earnings Projections	2005	2006
CPF’s Earnings	$38.5	$41.2
CBBI’s Earnings	30.6	32.4
After-Tax Cost Savings	7.8	11.7
CDI Amortization	(1.5)	(1.5)
Other Adjustments(1)	(3.4)	(3.4)
Pro Forma Net Income	$72.0	$80.5

Note: All projections for both CPF and CBBI provided by CPF Management.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

(1) Includes opportunity cost of cash component of consideration and restructuring charge.

CPF-CBBI:  Diversified Loan Portfolio

[GRAPHIC]

Source:  CPF and CBBI financials.

Note:  As of 12/31/03.

CPF-CBBI:  Strong Core Deposit Portfolio

[GRAPHIC]

Source:  CPF and CBBI financials.

Note:  As of 12/31/03.

Merger of

[LOGOS]

Creating A Stronger

Hawaii Bank

April 23, 2004